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                                                                  Exhibit (a)(7)


FOR IMMEDIATE RELEASE                                   CONTACT:  Greg Strzynski
January ___, 2006                                           PHONE:  989-725-8354


                       SPORTS RESORTS INTERNATIONAL, INC.
           RECEIVES CLEARANCE FROM SECURITIES AND EXCHANGE COMMISSION
                          TO COMMENCE NEW TENDER OFFER

OWOSSO, Mich. - Sports Resorts International, Inc. (the "Company") (Nasdaq
Smallcap: SPRI) today announced that it has received clearance from the Securities and Exchange Commission ("SEC") to commence an offer to purchase any and all of the Company's outstanding shares of $0.01 par value common stock at $1.00 per share, effective January ___, 2006. The offer is subject to the conditions as set forth in the Company's Offer to Purchase for Cash ("the Offer"). The Offer expires at 5:00 P.M. Eastern Time on January ___, 2006 unless the Offer is extended. Though the Offer is being made to all shareholders, Donald J. Williamson and his wife and children, who together beneficially own 98% of the Company's aggregate outstanding stock, have advised the Company that they do not intend to tender any of the shares held by them. Following completion of the offer, the Company intends to delist its shares from the Nasdaq Smallcap Market, terminate the registration of its shares under the Securities Exchange Act of 1934, and cause the Company to become a private company.

Previously, on September 21, 2005 the Company had initiated a Tender Offer with the same terms and conditions, which was scheduled to end on October 21, 2005. The Company was notified by the SEC that the information supplied to shareholders was not complete and the offer would need to be terminated. On October 28, 2005, the Company announced that it had terminated the Offer and that all shares were being returned to the shareholders.

Currently, the Company through its wholly-owned subsidiaries, manufacturers and markets high-quality drop-in bedliners and other truck accessories for the original equipment manufacturers and automotive aftermarket business and owns and operates a multi-purpose motor-sports facility located near Brainerd, Minn.

Certain statements included in this press release are "forward-looking" statements, such as those relating to anticipated events or activities. The Company's performance and financial results could differ materially from those reflected in the forward-looking statements due to financial, economic, regulatory and political factors as described in the Company's filings with the Securities and Exchange Commission. Therefore, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

For further information contact Investor Relations at 989-725-8354.

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